UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: VidAngel Entertainment, Inc.

Legal status of issuer
        Form: Corporation
        Jurisdiction of Incorporation/Organization: Delaware
        Date of organization: February 5, 2021

Physical address of issuer: 230 N 1200 E, Ste 204, Lehi, Utah 84043

Website of issuer: www.vidangel.com

Is there a co-issuer? Yes

Name of Co-Issuer: VidAngel Entertainment CF SPV, LLC (the "Co-Issuer")

Legal status of Co-Issuer
        Form: Limited Liability Company
        Jurisdiction of Incorporation/Organization: Delaware
        Date of Organization: March 24, 2026

Physical address of Co-Issuer: 230 N 1200 E, Ste 204, Lehi, Utah 84043

Website of Co-Issuer: www.vidangel.com

Name of intermediary through which the Offering will be conducted: North Capital Private Securities Corporation

CIK number of intermediary: 0001496269

SEC file number of intermediary: 8-68648

CRD number, if applicable, of intermediary: 154559

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

        5% of the successful offering amount in cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Preferred Class A Units of the co-Issuer

Target number of securities to be offered: 200,000
Price (or method for determining price): $1.23

Target offering amount: $246,000

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount): $4,999,999.20

Deadline to reach the target offering amount: July 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 69

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$6,166,974.00	$6,741,489.00
Cash & Cash Equivalents	$1,036,148.00	$767,679.00
Accounts Receivable	$537,418.00	$551,540.00
Short-Term Debt	$891,624.00	$820,422.00
Long-Term Debt	$4,279,505.00	$5,110,559.00
Revenues/Sales	$14,086,662.00	$13,472,244.00
Cost of Goods Sold	$1,372,225.00	$1,255,678.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,327,309.00	-$10,051,991.00

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, PR, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

OFFERING STATEMENT

This Offering Statement provides investors with important information regarding our Regulation Crowdfunding offering by VidAngel Entertainment, Inc. and VidAngel Entertainment CF SPV, LLC (the "Co-Issuer", and jointly the "Issuer"). We appreciate your interest in our company and the opportunity to present our business, plans, and this investment opportunity.

We have prepared this document in reliance on Section 4(a)(6) of the Securities Act of 1934, as amended, and Regulation Crowdfunding.

We encourage you to review this entire Offering Statement carefully, including the Risk Factors section, our financial statements, and the terms of the securities being offered. Investments in early-stage companies carry significant risks, including the potential loss of your entire investment.

As disclosed above, this Offering is being completed through the platform of North Capital Private Securities Corporation (Opera). On that platform, there is a Q&A section where you can ask clarifying questions.

Directors and Officers

This section discloses the names of the directors and officers of the Issuer, all positions those individuals currently hold in the Issuer, and their time in those positions, and their business experience for the past three years, including outside of the Issuer.

Name:	Title:	Outside Officer Employer:	Dates of Service:	Responsibilities:
William J. Aho	Director	NA	February 5, 2021 - Current	Enables the Company's mission to empower families with customizable streaming filters for movies and TV shows
Jeremy Lewis	CEO/Director	None	March 17, 2025 - Current	Leads the company's strategic initiatives in content filtering technology and community investment opportunities

Thomas Nehren	VP of Marketing/Board Chairman	None	July 26, 2021	Driving subscriber growth while keeping customers actively engaged and loyal to the service
Jason Bodily	VP of Engineering/Director/ Secretary	None	February 5, 2021 - Current	Leads our application engineering efforts and system architecture strategies across our entire app portfolio.
Jarom McDonald	VP of Content/Director/ Treasurer	None	February 5, 2021 - Current	Leads advancements in dynamic streaming media delivery, using customized filters to allow families to enjoy movies and TV from various services without unwanted content like swearing or violence

William J. Aho

Bill Aho is the founder and a director of VidAngel Entertainment, Inc., where he enables the Company's mission to empower families with customizable streaming filters for movies and TV shows. Previously, he served as CEO of ClearPlay, a pioneering movie-filtering company, from 2001 to 2007, earning him the moniker "Father of Filtering" for his innovations in content customization technology. Recognized as CEO of the Year 2025 by Utah Business Magazine, Mr. Aho brings extensive expertise in media, marketing, and entertainment, driving VidAngel's growth through visionary leadership and a focus on employee empowerment. Bill retired as CEO of the company in 2025.

Jeremy Lewis

Jeremy Lewis serves as Chief Executive Officer of VidAngel Entertainment, Inc., where he leads the company's strategic initiatives in content filtering technology and community investment opportunities, drawing on his extensive background in product management and strategy. With prior leadership roles in product management at companies like Intuit, SugarSync, ExpertVoice, SimpleCitizen, Inflection, Checkr, and Flight Schedule Pro, Mr. Lewis has demonstrated expertise in driving innovation, business growth, and market expansion.

Thomas Nehren

Thomas Nehren brings nearly two decades of experience helping startups and growth-oriented companies expand through smart advertising, branding and strategic planning. He has led media buying, customer experience, and lifecycle marketing efforts that connect brands with their audiences in meaningful ways. At VidAngel Entertainment, Inc., his focus is on driving subscriber growth while keeping customers actively engaged and loyal to the service.

Jason Bodily

Jason Bodily serves as the Vice President of engineering at VidAngel Entertainment, Inc., where he leads our application engineering efforts and system architecture strategies across our entire app portfolio. With over ten years of engineering experience at the Company, Jason has spearheaded our portfolio expansion, enabling VidAngel to deliver seamless experiences across web, iOS, Android, Apple TV, Android TV, Chromecast, AirPlay, Fire TV, and Roku platforms. His expertise in data communications, data mining, information systems development, and operations management, has been instrumental in our evolution from a content filtering service into a comprehensive family streaming platform.

Jarom McDonald

As Vice President of Content and Streaming Technologies at VidAngel Entertainment, Inc., he leads advancements in dynamic streaming media delivery, using customized filters to allow families to enjoy movies and TV from various services without unwanted content like swearing or violence. With a decade at VidAngel, he pioneered patented technologies, led content engineering as VP, and now drives AI and machine learning research as part of the executive team, complementing his prior 10-year role as a Digital Humanities professor at Brigham Young University, where he collaborated with international teams and Google on media analysis and technology.

BUSINESS AND ANTICIPATED BUSINESS PLAN

The Issuer was founded in 2021. The company that preceded the issuer was founded in 2013 as VidAngel, Inc. (the "Predecessor") in Provo, Utah, with a simple yet ambitious purpose: to empower families to enjoy movies and television on their own terms by removing unwanted elements such as profanity, violence, nudity, or other mature content. Emerging from the frustration of parents who frequently paused or skipped scenes during family viewing, the Predecessor initially operated by purchasing physical DVDs and Blu-rays, applying proprietary filters, and streaming customized versions to subscribers for a nominal fee per title. This disc-based model quickly gained traction building a loyal base of users seeking family-friendly entertainment without compromising on popular Hollywood releases.

The Predecessor's early success drew legal challenges from major studios, including Disney, Warner Bros., and Fox, who alleged violations of the Digital Millennium Copyright Act (DMCA). These lawsuits culminated in a 2017 shutdown of the original service, marking a pivotal setback after four years of operation and forcing a strategic pivot. Undeterred, the Predecessor relaunched in 2017 under a revised streaming-focused model that aligned with the methodology the plaintiffs argued was the correct way to operate under the DMCA, allowing users to bring their own subscriptions to services like Netflix and Amazon Prime Video, while applying filters to the streamed content. This shift eliminated the need for physical media ownership and emphasized digital tagging and synchronization technologies to overlay filters in real-time.

In 2021, amid ongoing industry evolution, the filtering business was acquired by the Issuer, led by Bill Aho, separating it from the original entity who rebranded their original content studio business as Angel Studios. This relaunch stabilized operations and positioned the Issuer for renewed growth, subject to the settlement payment terms with the plaintiff studios. Today, the Issuer operates as a standalone technology platform dedicated to content customization, serving as a bridge between mainstream streaming giants and discerning family audiences who demand control over what they watch.

Over the past half-decade, the Issuer has demonstrated resilient growth, evolving from the niche startup of its predecessor to an established player in the parental control and media filtering space. Since 2021, the Issuer has nearly quadrupled its customer base, expanding from early adopters to serving over one million families. Revenue has followed suit, rising from approximately $7.2 million in 2021 to $14.4 million in 2025. Key milestones include the addition of support for major streaming services, the filtering of thousands of titles with millions of instances of objectionable content removed, and increased user engagement, with quarterly additions of about 1,000 new movies and episodes.

The trajectory of increased objectionable content (with 2.5 times more TV-MA content than TV-PG or TV-G on major streamers) has prompted more families to seek solutions like VidAngel's (45% of parents have stopped their kids from watching shows because of their ratings).

Technologically, the Company has advanced significantly from its manual roots to a sophisticated, AI-enhanced ecosystem. Early iterations relied on labor-intensive video tagging-evidenced by dedicated teams handling thousands of hours annually-to identify and timestamp filterable moments. Post-relaunch, the Company integrated automated synchronization tools to align filters with user-selected streaming sources, reducing latency and expanding compatibility. Today, investments in artificial intelligence are enabling "smarter" detection of contextual "uh-oh" moments, such as implied violence or suggestive dialogue, before they reach the screen.

The platform now supports a growing array of devices, services, and features. This evolution not only improves user experience but also scales efficiently, with ongoing refinements to handle diverse content libraries while adhering to copyright holder agreements.

Looking forward, the potential market for VidAngel's services is substantial and expanding within the $100 billion-plus global streaming industry, where family-oriented segments represent an underserved opportunity. With over 80% of U.S. households subscribing to at least one streaming service, yet a significant portion, particularly parents of children under 18, opting out of popular titles due to explicit content, the demand for customizable filtering tools is poised for growth. Trends like the proliferation of on-demand media and rising concerns over teen exposure to inappropriate online content underscore a market ripe for innovation, estimated to grow at double-digit rates as explicitness in entertainment continues unchecked. VidAngel's niche positioning, focusing on post-production filtering rather than content creation, allows it to layer value atop existing ecosystems without competing directly with studios.

The Company's future vision centers on building a safer, more connected media landscape where families reclaim control from Hollywood, fostering open dialogues through smarter streaming. Growth plans include platform expansions to smart TVs like Samsung, LG, and Vizio, as well as new content sources to reach untapped households. Enhanced AI will proactively identify and mitigate risks in real-time, while new teen and family safety features, such as streamlined parental dashboards and community-driven filter ratings and reviews, aim to help adolescents navigate content independently and encourage parent-child conversations.

Committed to legal, responsible expansion, VidAngel intends to sustain its trajectory through targeted marketing, affiliate partnerships, and R&D investments, all while maintaining the community ethos that has defined its journey. As the Company enters this next chapter, it remains dedicated to delivering tools that not only filter the unwanted but also unlock the full potential of entertainment for every viewer.

Current Business Performance

As of April 2026, VidAngel serves more than 136,000 paying subscribers across iOS/tvOS, Roku, Android, and web platforms. Subscriber growth has averaged almost 9% annually over the past two years (2024 and 2025), with the Company adding a net 7,372 subscribers ending March 2026.

Subscription Metrics

Total Subscribers (end of March 2026): 136,288

Monthly Recurring Revenue: $1,311,000

Average Revenue Per User: $9.64/month

Monthly Churn Rate (2025 avg.): 5.3%

Average Customer Lifetime: ~22 months

Customer Lifetime Value (LTV): ~$216

Customer Acquisition Cost (CAC): $22.55

LTV:CAC Ratio: 9.6:1

Payback Period: 2–3 months

The Company's 9.6:1 LTV:CAC ratio substantially exceeds the 3:1 benchmark generally considered healthy for subscription businesses. The 2–3 month payback period on customer acquisition cost enables rapid redeployment of marketing spend and supports efficient scaling without proportional capital requirements.

Monthly churn improved from 6.0% in 2024 to 5.3% in 2025, with a target of 5.1% in 2026. Churn exhibits predictable seasonality, peaking at 6–7% in December–January following peak promotional periods before returning to a 5–6% baseline in Q2–Q3. Customer acquisition cost has remained stable at a blended $22.55 average for 2025, ranging from $12–$35 depending on seasonality.

Pricing

VidAngel offers a single subscription tier with platform-specific pricing. In January 2026, the Company implemented its first price increase in over four years on Apple and Roku platforms ($9.99 to $11.99/month), affecting approximately 24,500 subscribers. No material churn impact was observed, generating approximately $588,000 in incremental annualized revenue. If performance on those platforms remains consistent through Q2 2026, management intends to implement a corresponding increase on Stripe and Google Play, which collectively represent approximately 82% of the subscriber base. A conservative increase to $10.99 or $11.99 is projected to add between $958,000 and $1,900,000 in additional annualized revenue.

Financial Statements

Please see the attached Audited Financial Statements covering the period 2024-2025.

Financial Performance – Historical Context

Prospective investors reviewing the Company's historical financial statements should be aware of two items that materially affect year-over-year comparability.

First, 2024 EBITDA was negative due to a one-time accounting event: proceeds from the sale of 49% of equity to Arlington were processed through payroll without a corresponding revenue offset. This was a non-recurring artifact of that transaction and does not reflect the Company's operational performance or ongoing financial trajectory.

Second, VidAngel historically distributed substantially all free cash flow to employees as quarterly bonuses. Approximately $4.9M was distributed in 2024 and $2.5M in 2025 (2025 bonus decreased due to commencement of the Arlington investor fees). Beginning in 2026, the Company eliminated the quarterly bonus model in favor of a more traditional annual performance-based bonus plan, to be paid only when target performance objectives are met and when all other liabilities have been satisfied.

As of December 31, 2025, following the completion of our independent audit, the Company maintains a strengthened financial position with cash and cash equivalents of approximately $2.5 million. This represents a material increase from prior periods and provides enhanced liquidity to support ongoing operations, product development, and growth initiatives. In addition, the Company has implemented selective price increases for in-app purchases, which have yielded tentative positive results to date, including improved revenue per user metrics while maintaining acceptable customer retention levels. These developments reflect continued progress toward operational sustainability and position the Company favorably for its next phase of expansion.

Existing Liabilities

In addition to the obligations being incurred as part of this transaction, investors should be aware of the following material obligations currently on the Company's balance sheet:

Angel Studios Asset Purchase Obligation.

In 2021, the Company purchased its operating assets from Angel Studios for $9,900,000. The remaining balance is approximately $6,364,286, payable in fixed quarterly installments of $176,785 through April 2035 at 0% interest. The Company has a 100% track-record of on-time payments.

Angel Studios Transactions.

The Company and Angel Studios have entered into an IP license whereby Angel Studios has a limited right to utilize the Company filtering IP on its site and Angel Studios will pay a quarterly fee of $177,000 to the Company for this right.

Additionally, Angel Studios has an option to repurchase the Company if the Company defaults on its litigation settlement responsibilities – to not violate the content filtering restrictions put in place for the benefit of the plaintiffs in the litigation between Angel Studios (fka VidAngel) and various Hollywood studios.

ClearPlay Patent Settlement.

In 2024, the Company resolved a patent dispute with ClearPlay, Inc., obtaining a perpetual, royalty-free license and a covenant not to sue covering the Company, its users, and its affiliates. The settlement requires monthly payments of $50,000 through July 2027, with approximately $850,000 remaining. The Company has a 100% track-record of on-time payments.

Competitive Position

VidAngel occupies a differentiated and defensible market position as the only platform offering server-side, real-time content filtering across major streaming services at scale. The Company's filtering methodology is protected by U.S. Patent No. 9,363,561 and U.S. Patent No. 20160037217A. The Company's server-side, on-the-fly architecture creates no stored altered copies of content, is both technically superior to client-side alternatives, and designed to satisfy all requirements of the Family Movie Act of 2005.

Beyond patent protection, the Company maintains the largest content filtering library: 25,000+ titles tagged with granular scene-level categorization and over 2 million individual content tags accumulated over more than a decade of operation. This dataset is proprietary, difficult to replicate by a new entrant, and increasingly valuable as a machine learning training corpus for AI-powered content intelligence, a direction the Company is actively pursuing.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Illiquidity of Securities. The securities offered in this private placement are highly illiquid and subject to restrictions on transferability under federal and state securities laws. There is no public market for these securities, and none is expected to develop. Investors may not be able to sell or transfer their securities without compliance with applicable exemptions or registration requirements, which may be costly or unavailable. As a result, investors should be prepared to hold their investment indefinitely and may be unable to liquidate their investment, even in cases of financial distress.

High Degree of Risk and Speculative Nature. An investment in the securities involves a high degree of risk and is suitable only for accredited investors who can bear the economic risk of losing their entire investment. The securities are speculative, and there is no assurance that the Company will achieve its investment objectives or that investors will receive a return of their capital or any profits.

Limited Disclosure and Regulatory Oversight. As a private offering under Regulation Crowdfunding, this offering is exempt from registration with the SEC and is subject to limited regulatory oversight compared to public offerings. Consequently, investors may receive less information about the Company and its operations than would be available in a registered public offering, which may increase the risk of making an informed investment decision.

Accredited Investor Verification Risks. The Company relies on representations of the investors whether or not they are accredited. If an investor is later found not to qualify as an accredited investor, the Company may face regulatory consequences, including potential rescission of the investment, which could adversely affect the Company's financial position and the value of other investors' securities.

Dependence on Management and Key Personnel. The success of the Company depends significantly on the expertise, experience, and continued services of its management team and key personnel. The loss of key personnel, or the inability to attract and retain qualified replacements, could materially adversely affect the Company's operations and financial performance, thereby impacting the value of the securities.

Forward-Looking Statements. This Form C contains forward-looking statements regarding the Company's plans, objectives, and expected performance. These statements are based on assumptions that are expected to occur but which may not prove accurate and are subject to risks and uncertainties, including those described herein. Actual results may differ materially from those projected, and investors should not place undue reliance on these forward-looking statements.

Lack of Voting Rights or Control. The securities offered do not provide investors with significant voting rights or control over the Company's management or strategic decisions. Investors may have limited or no ability to influence the Company's operations, policies, or direction, which are typically controlled by management or a small group of principal shareholders.

Dilution Risk. The Company may issue additional securities in the future, which could dilute the ownership percentage and value of the securities held by investors in this offering. Future issuances may be at a lower valuation or on more favorable terms, further impacting the value of the current investors' interests.

Redemption Risk. The Class A Preferred Stock grants the Company a right to redeem the Class A Preferred Stock from the Investors at any time at a price to be determined by a valuation expert chosen by the Board. The timing of such redemption may not be favorable for the Investors' interests. The valuation could be negatively influenced by recent downward trends, or a minority or illiquidity discount, or the Investors could be negatively affected by the tax consequences at the time of such redemption.

Tax Risks. The tax consequences of an investment in the securities are complex and depend on each investor's individual circumstances. Changes in tax laws or regulations, or adverse interpretations by tax authorities, could result in unexpected tax liabilities for investors. Investors are urged to consult their tax advisors regarding the tax implications of this investment.

General Economic and Market Conditions. The Company's performance and the value of the securities may be adversely affected by general economic conditions, including inflation, interest rate fluctuations, or economic downturns, as well as market conditions affecting the Company's industry or private securities markets generally. These factors are beyond the Company's control and could negatively impact the investment's value.

Competition from Larger Companies. The Company operates in a niche market facing increasing competition from larger streaming platforms and technology firms that may develop similar filtering technologies or acquire competitors, potentially reducing VidAngel's market share and revenue potential.

Legal and Regulatory Changes. Changes to copyright laws or federal regulations governing the alteration of copyrighted works could restrict or prohibit the Company's core filtering technology, exposing it to legal challenges or forcing costly operational adjustments that could impair its business model.

Reliance on Third-Party Platforms. The Company's ability to deliver its filtering services depends on partnerships with third-party streaming platforms (e.g., Amazon, Roku), and any termination or unfavorable changes in these agreements or arrangements could disrupt operations and limit access to content, adversely affecting revenue and growth.

Technology and Cybersecurity Risks. The Company's reliance on advanced AI and streaming technologies, combined with its general participating in the digital realm, makes it vulnerable to cybersecurity breaches, data leaks, or technical failures, which could result in significant financial losses, reputational damage, and legal liabilities.

Intellectual Property Disputes. Ongoing or future disputes over the Company's filtering technology or intellectual property rights, including potential challenges from content providers despite current federal preemption, could lead to costly litigation or injunctions that hinder product development and market expansion.

Limited Operating History Post-Relaunch. Since its relaunch in 2021, the Company has a limited operating history, which may not accurately predict future performance, increasing the uncertainty and risk of achieving profitability or sustaining growth in a competitive industry.

Cash Flow Uncertainty Post-Buyout. The anticipated improvement in cash flow following the buyout of a previous investor may not materialize as expected, particularly if the investor disputes the terms or if freed-up funds fail to generate meaningful growth, potentially straining the Company's financial stability.

Angel Studios Option Impact. The existing option held by Angel Studios to purchase the Company could be exercised, potentially reducing the upside for investors by altering ownership structure or prioritizing Angel Studios' interests over those of new shareholders.

Scalability Challenges. Rapid growth in user base or expansion to new platforms (e.g., Samsung, LG, Paramount+) may strain the Company's infrastructure, requiring significant capital investment that could delay profitability or lead to service disruptions if not managed effectively.

Customer Retention Risks. The Company's success depends on retaining its customer base, which could decline if competitors offer more advanced filtering options, if user preferences shift away from filtered content, or if technical issues erode trust, impacting revenue stability.

Customer Growth Rates. The Company's growth rates have slowly decline over the last two years from 11% in a twelve-month period, down to 5% in a twelve-month period. It is possible the growth rates continue to decrease or we could lose clients. We cannot guarantee that current revenue will hold, nor that anticipated increased subscriber fees will supplement any decline in the subscriber base.

Interest Rate Risk. In a rising interest rate market, the perceived value of the preferred shares may decline as the 10% preferred dividend over ten years and 1.1x liquidation preference become less competitive compared to higher-yielding alternative investments, potentially reducing investor interest or the shares' attractiveness in future private financing rounds, despite the absence of a public market or repurchase option.

Subordination to Debt. In the event of liquidation or bankruptcy, preferred shareholders rank below debt holders in claims on assets, increasing the risk of partial or total loss if the Company's liabilities exceed its assets.

Lender Priority over Dividends. In the event the Company is unable to cover the amount due on any future loans taken out by the Company, including as part of the aggregate financing with this Offering, the Company may be forced to delay accrued dividends until the loans are brought current with the lender.

Content Licensing and Piracy Risks. The streaming industry as a whole is vulnerable to fluctuations in content licensing costs and piracy, which could increase operational expenses or reduce available content for filtering, indirectly affecting the Company's revenue and the value of the securities.

Regulatory Scrutiny on Media Content. Evolving regulations around digital media, such as enhanced child protection laws (e.g., COPPA) or content moderation requirements, could impose additional compliance burdens on the industry, raising costs for the Company and potentially limiting its filtering capabilities.

Consumer Behavior Shifts. Broad industry trends, including potential declines in demand for filtered content due to changing societal norms or preferences for unfiltered streaming, could erode the subscriber base across the sector, impacting the Company's growth and revenue-sharing potential.

Technological Disruption in Streaming. Rapid advancements in streaming technologies, such as new AI-driven platforms or immersive formats like VR, could render current filtering methods obsolete industry-wide, requiring significant investments that the Company may not afford, thereby jeopardizing its competitive position.

Economic Sensitivity of Subscription Models. The streaming sector is susceptible to economic downturns, where consumers may cancel subscriptions to cut costs, leading to industry-wide churn that could reduce the Company's total revenue and diminish the pro-rata revenue share for preferred shareholders.

General Solicitation Compliance Risks. Under Regulation Crowdfunding, the use of public advertising requires we restrict the scope of the content in our public communications; any failure in this process could expose the Company to SEC enforcement actions, rescission claims from investors, or the invalidation of the exemption, adversely affecting the offering and existing investments.

Exemption Dependency Risks. The Offering relies on the Regulation Crowdfunding exemption from SEC registration; if the Company inadvertently violates its terms it could result in the securities being deemed unregistered, granting investors rescission rights and potentially harming the Company's financial stability.

Increased Regulatory and Compliance Complexity. Conducting concurrent offerings under different exemptions subjects the Company to overlapping but distinct regulatory requirements, including disclosure obligations, advertising restrictions, and investor verification procedures. Any failure (or perceived failure) to comply fully with the rules applicable to either offering, including proper cross-disclosure of the concurrent raises, could lead to regulatory scrutiny, enforcement actions, rescission rights for investors, or challenges to the validity of one or both exemptions. Such events could materially harm the Company's business, financial condition, and ability to complete future financings.

No Assurance of Non-Integration. Although the Company has structured this Offering to comply with principles of non-integration under SEC rules, there is no guarantee that the SEC or a court would not later determine that the offerings should be integrated. If integrated, the combined offering could exceed applicable limits, violate general solicitation restrictions, or otherwise jeopardize the exempt status of this Offering, potentially resulting in registration requirements, rescission claims, or other liabilities.

Rule 3a-9 Compliance. Failure of the Co-Issuer to satisfy the conditions of Rule 3a-9 (sole purpose, no borrowing, single class of securities, pass-through of disclosures and voting instructions, etc.) could cause it to lose its exemption from Investment Company Act registration, potentially leading to regulatory issues or restructuring that harms investors.

These risk factors are not exhaustive. Additional risks not presently known to the Issuer or that the Issuer currently deems immaterial may also impair its business operations.

THE OFFERING

Pursuant to this Offering, the Company is offering Class A Preferred Shares through the sale of Preferred Series A Units in the Co-Issuer on the following principal terms: (i) a 10% cumulative preferred dividend accruing annually for a period of ten (10) years, and (ii) the greater of a) a 1.1x liquidation preference (i.e., investors are entitled to receive 1.1 times their invested capital plus any accrued but unpaid dividends, or b) any accrued but unpaid dividends plus the amount per share that such holders would receive if all shares of Preferred Stock had been converted into Common Stock immediately prior to such liquidation event, prior to any distribution to holders of common equity or junior securities in a liquidation event, as defined in the Second Amended and Restated Certificate of Incorporation, attached hereto as an exhibit (the "Certificate")). The Class A Preferred Shares will also include a redemption right for the Company to repurchase the Shares at any time. The purchase price in such redemption would be determined by a valuation expert under the terms of the Certificate. The Company is raising an aggregate of approximately $10.3 million in total capital through a combination of (a) this Offering, (b) a concurrent Reg CF offering which is offering the same class of security as this Offering, and (c) the incurrence of certain loans. The precise amount raised in this Offering will depend on the total amount of funds raised through the Reg CF offering, and through loans.

The Issuer formed the Co-Issuer solely for issuing the Securities pursuant to this Offering. The Co-Issuer will serve merely as a conduit for Investors to invest in the Issuer and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which in this case is no voting power), and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Issuer. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Issuer and the Co-Issuer except that the investment of Preferred Class A Shares will be made by the Co-Issuer.

The Company estimates that it will use the proceeds of the Offering substantially as follows under the target offering amount and the maximum offering amount:

Category of Activity	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$12,300	$250,000
Escrow Expenses	$5,000	$15,000
Advertising Expenses:	$0	$20,000
VA AH Buyout	$228,700	$4,714,999.20
Total:	$246,000	$4,999,999.20

Despite this Offering having a target offering amount of $240,000, closing the Offering is also contingent on obtaining additional financing under a concurrent Reg D offering and through traditional lender financing to reach a cumulative $9,800,000. The Aggregate Minimum offering amount is $9,800,000 to be raised between this Offering, the Reg D offering, and any other institutional financing. The foregoing represents the current estimate of the allocation of the net proceeds of this Offering. This estimate is based on certain assumptions and the amounts actually expended for each purpose may vary significantly if any of the assumptions prove inaccurate. The Company reserves the right to change the use of proceeds as events may cause it to redirect priorities and reallocate the proceeds accordingly. Assuming the full $10,344,650.55 is raised, the Company estimates it will use the proceeds of the Offering substantially as follows:

Category of Activity	Amount
Investor Buyout, aka Cap Table Restructuring	$9,800,000
Reg CF Offering Fees	$250,000
Escrow Services	$20,000
Marketing and Professional Services	$70,000
Platform Development	$204,650.55
Total:	$10,344,650.55

The majority of proceeds will fund the complete buyout of VA AH Holdings ("Arlington"), eliminating a revenue-share obligation that entitled Arlington to between 14.5% and 22% of Company revenues for approximately 9 remaining years. In 2025, this obligation cost the Company $2,074,303 on qualifying revenues of $14,305,539; the projected 2026 obligation, absent this transaction, would have been $2,199,428. That figure was contractually structured to escalate as revenues grew. Eliminating this obligation replaces an open-ended, revenue-correlated cost with fixed, predictable investor and debt expenses. On a cumulative basis, the Company projects $4.5M+ in savings over the first 5 years following closing, assuming modest 7% annual revenue growth. Free cash flow is projected to grow from $1,530.790 in 2026 to $4,565,129 by 2030, with Debt Service Coverage Ratio expanding from 1.53x to 3.96x over the same period

Investment Process

If after reviewing the Offering details page, the forum communications, the Offering Documents, and any FAQs you have determined to make an investment in VidAngel, you will click on the "Login to Invest" button on the Offering page. This will allow you to create an account by entering your email address and accepting the Terms and Conditions and the Privacy Policy of North Capital Private Securities Corporation.

You will be sent an email with a six digit verification code that you must enter on the Offering page to continue the investment process. Once entered, you will be taken to a page where you may enter the number of Shares you would like to purchase. You must proceed through the rest of the investment funnel to make the purchase.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met by sharing a display of the amount committed on the Offering page.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your North Capital Private Securities Corporation (Opera website) account or by email the North Capital escrow team.

If there is a material change in these Offering disclosures, you will be sent a request to reconfirm your investment. If you do not reconfirm your investment, the investment will be cancelled and the escrow will return your investment funds to you.

North Capital Private Securities Corporation will serve as the escrow facilitator. All investor funds in the Reg CF will be held in a non-interest-bearing escrow account maintained by a third-party financial institution for the benefit of the subscribers. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by July 31, 2026, the offering will be canceled, no securities will be sold, and investors will receive a full refund of their commitment with no interest or deductions. Furthermore, if the Company has not obtained sufficient financing through the concurrent Regulation D offering and traditional lender financing to reach aggregate financing of $9,800,000 by July 31, 2026, the offering will be canceled, no securities will be sold, and investors will receive a full refund of their investment commitments, without interest or deductions. In the event the offering is extended beyond the offering deadline, investors will be notified and must reconfirm their commitment within five business days. If an investor does not reconfirm the investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Form C-U

During this Offering, updates about our progress in meeting the target offering amount will be provided on the Offering page. It is planned that only the final Form C-U will be filed after it is known which investments end up included in this Offering.

OWNERSHIP AND CAPITAL STRUCTURE

This section describes the ownership and capital structure of the Issuer, including the terms of the securities being offered in this Offering and the rights associated with each class of the Company's securities. It also provides information regarding security holders who, within 120 days prior to the date of this Offering Statement, was the beneficial owner of 20 percent or more of the voting equity of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	14,000,000	2,137,145	Yes
Options on Common Stock	7,500,000	4,543,875	No
Preferred Stock	4,900,000	4,900,000	No

Bill Aho holds 1,275,000 shares of the outstanding Common Stock, holding 59.66% of the voting stock of the Company.

Dallin Harmon holds 765,000 shares of the outstanding Common Stock, holding 35.8% of the voting stock of the Company.

If the Offering successfully closes, the Preferred Stock currently issued and outstanding will be purchased and retired. Pursuant to the Second Amended and Restated Certificate of Incorporation, that will be filed in the form as attached hereto, the total authorized shares will be 22,500,000, with 14,000,000 Common Shares authorized and 8,500,000 Preferred Shares authorized.

The securities being sold are Class A Preferred Shares of VidAngel Entertainment, Inc., a Delaware corporation. The Company is offering up to the Reg CF portion of the shares at a price of $1.23 per Class A Preferred Share. The Class A Preferred Shares come with a ten percent (10%) preferred return for the next ten (10) years (from closing), and the greater of the 1.1x their Class A Original Issue Price plus any accrued but unpaid dividends, or any accrued but unpaid dividends plus the amount per share that such Class A Preferred holders would receive if all shares of Preferred Stock had been converted to Common Stock.

Investors in this Offering will purchase Preferred Series A Units of the Co-Issuer, which rights are equivalent in nature (rights and price) to the Class A Preferred Shares offered in this Offering by the Issuer to the Co-Issuer.

The Shares/Units offered in this Offering do not have voting rights. Investors in this Offering will be subject to the management decisions of the Issuer in the operation of the Issuer and will not have any say in the business of the Issuer. The Investors' interests may be diluted through the issuance of additional securities, or their right to distributions subordinated to lenders or future investors that are given priority over the Investors in this Offering.

Notwithstanding the foregoing, the Company may not amend, alter, or repeal the rights, preferences, or privileges of the Shares offered in this Offering in a manner that is materially adverse to the holders of the offered securities without the approval of the holders of a majority of the outstanding affected class of securities, but only to the extent such class vote is expressly required by the General Corporation Law of Delaware.

The Issuer will hold a repurchase right in the Shares offered in this Offering as outlined in the Second Amended and Restated Certificate of Incorporation, which grant the Issuer the right to repurchase the Shares at any time at a price to be determined by a valuation expert chosen by the Board.

The Shares have limited informational rights in that the informational rights available to Investors are those limited to the annual updates in the Form C-AR and only for the duration as required under Regulation Crowdfunding.

The securities offered in this Regulation Crowdfunding offering are subject to significant restrictions on transfer. Under Rule 501 of Regulation Crowdfunding, the securities may not be transferred by any purchaser during the one-year period beginning on the date of issuance, except in the following limited circumstances:

- o To the Issuer;
- o To an accredited investor;
- o As part of an offering registered with the U.S. Securities and Exchange Commission; or
- o To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions imposed by Regulation Crowdfunding and applicable federal and state securities laws, any transfer of the securities is subject to the restrictions, conditions, and procedures set forth in the Company's Second Amended and Restated Certificate of Incorporation, including any provision regarding rights of first refusal, co-sale rights, drag-along rights, or other transfer limitations.

As a result, investors should understand that the securities are illiquid and that there is no assurance of any secondary market or ability to sell or transfer the securities even after the one-year period expires. Investors are encouraged to consult with their own legal and tax advisors regarding these restrictions before investing.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Previous Private Offerings

In June of 2024, under a Rule 4(a)(2) private offering, the Company sold 4,900,000 Preferred shares to VA AH Holdings, LLC. The Preferred shares included a quarterly dividend payment and a right for the Company to repurchase the Shares if subscriber referral level triggers were not reached by the purchaser. These proceeds were used to make distributions to employees, who were also shareholders, of the Company.

ONGOING REPORTING

The Issuer will provide a link to its Form C-ARs filed with the SEC on its website at: http://investors.vidangel.com/.

The Issuer has not previously failed to comply with the ongoing reporting requirements under Regulation Crowdfunding.